Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 12, 2004, accompanying the consolidated financial statements of Asia Payment Systems Inc. (formerly Asian Alliance Ventures Inc.) as at December 31, 2003 and the consolidated statements of operations, cash flows and stockholder deficiency for the year then ended and for the period from October 2, 1998 (inception) to December 31, 2003 contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
Vancouver, Canada
October 17, 2005